ROYAL BANK OF CANADA ACCEPTS
PRICEWATERHOUSECOOPERS’ RESIGNATION
AS ONE OF ITS AUDITORS OVER INDEPENDENCE ISSUE

Deloitte & Touche in place to complete 2003 audit on schedule

TORONTO, September 23, 2003 — Royal Bank of Canada (RBC) today announced that PricewaterhouseCoopers LLP (PwC), one of its two auditing firms for the current fiscal year ending Oct. 31, 2003, has resigned as auditor because it undertook a non-audit service that may not have been permitted under the recently revised U.S. auditor independence rules. Deloitte & Touche LLP, the bank’s other auditing firm, has confirmed to RBC’s Audit Committee and Board of Directors that it will be able to complete RBC’s 2003 audit on schedule. PwC will work with RBC and Deloitte & Touche to ensure an orderly process for RBC’s 2003 audit.

     PwC’s resignation as auditor did not result from any disagreement or unresolved issues between RBC and PwC.

     RBC expects to release its 2003 audited consolidated financial statements on November 25, 2003 as scheduled.

     PwC’s resignation came as a result of its providing non-audit services for the benefit of an RBC subsidiary in July and August of 2003. A review of the matter by RBC and PwC concluded such services may have impaired PwC’s independence under U.S. rules though not under Canadian requirements. RBC’s auditors must satisfy the U.S. independence standards because RBC’s common shares are listed on the New York Stock Exchange and it files reports with the U.S. Securities and Exchange Commission.

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     Although PwC’s fees for the particular engagement were less than C$200,000, RBC and PwC jointly determined that PwC’s resignation was appropriate because the U.S. rule does not provide exceptions for non-material violations. When the possibility of impairment of PwC’s independence was raised, PwC was not actively working on the assignment. PwC did no further work on the assignment and jointly agreed with RBC that RBC would not pay the fees related to the work done. RBC hired another qualified firm to redo and complete the work.

     “As a leading company doing business in Canada and the U.S., we take very seriously all the governance rules that we are subject to,” said RBC Chairman Guy Saint-Pierre.

     “While the circumstances that have led to PwC’s resignation are regrettable, we cannot take any risks with the independence of our auditors. Fortunately, there will be no impact on this year’s audit. Deloitte & Touche LLP will audit RBC’s financials and sign the report to our shareholders within our existing planned timeframe,” Saint-Pierre said.

     RBC and PwC confirmed that during the two most recent fiscal years and during this year there were no disagreements or unresolved issues with respect to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. PwC’s reports on RBC’s financial statements for each of the past two years have not contained an adverse opinion or a disclaimer of opinion, and have not been qualified or modified as to uncertainty, audit scope or accounting principles.

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About RBC

     Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit www.rbc.com.

For further information:
Beja Rodeck, Media Relations, RBC Financial Group, 416-974-5506